FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: February, 1998

NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 4, 1998			NEWCOURT CREDIT GROUP INC.
By: John P. Stevenson
Corporate Secretary

For immediate release

Trading Symbol:	NCT	                Contact:	John Sadler
                                          			Senior Vice President
Exchange Listings: Toronto	                 	Corporate Affairs
                 	 Montreal                 	(416) 594-2400
               			 New York

Newcourt caps 1997 with 86% growth in operating income

TORONTO, February 4, 1998 -- Newcourt Credit Group today reported operating income before restructuring charges and taxes of $119.1 million (US$86.1 million) for the year ended December 31, 1997, representing an 86% increase over the $64.2 million in operating income reported last year.

On January 12, 1998, Newcourt completed its acquisition of AT&T Capital Corporation. A charge of $55 million ($0.43 per share) covering severance packages, office relocations and system costs was applied against fourth quarter earnings. As a result, net income for the year ended December 31, 1997 was $36.4 million (US$26.3 million) as compared with the $50.7 million reported for the previous year.

Based on an average of 70,219,175 shares outstanding during the year, the Company's earnings per share before the restructuring charges were $1.33 (US$0.96) as compared with $0.96 (US$0.70) for last year. The restructuring charges reduced the basic and fully diluted earnings per share to $0.52 (US$0.38).

At a meeting of the Board of Directors held February 4, 1998, a quarterly dividend of $0.04 per share (US$0.03) was approved for payment on February 27, 1998 to the common shareholders of record as at the close of business on February 19, 1998. As well, the Board approved the appointments of David Sharpless as Newcourt's Deputy Chairman and David Banks, former AT&T Capital CEO, as Chairman of the Board. Guy Hands, Managing Director of Nomura International's Principal Finance Group, representing Hercules Holdings, was also appointed to the Board and to the Company's Investment Committee.

As of December 31, 1997, Newcourt's owned and managed loans totaled $11.4 billion (US$8.0 billion). The Company grew its portfolio by 73% this year from the $6.6 billion reported at the end of 1996. The owned portion of financial assets accounted for $3.7 billion versus $2.0 billion in 1996.
- more -

Through its commercial and corporate finance businesses, Newcourt
Financial and Newcourt Capital, the Company more than doubled its production of new asset-based financings during the year to $8.9 billion, a 54% increase over last year's $5.8 billion. Of the $8.9 billion, Newcourt Financial generated $5.3 billion (60%) in new loans, while Newcourt Capital originated the remaining $3.6 billion. The U.S. and Canadian markets each accounted for 47.5% of this volume with the remaining 5% attributed to international markets.

Revenue, as measured by total asset finance income, rose 86% to $318.4 million for 1997 from $171.6 million last year. Fee-based income represented nearly three quarters of the Company's revenue mix, accounting for $234.1 million (74%) of total asset finance income as compared with $119.2 million (70%) for the same period in 1996. Net finance income increased 61% to total $84.3 million as compared to last year's $52.4 million.

Asset quality remains strong with credit losses as a percentage of investment in finance assets for the year of 0.36%. This compares with the Company's credit loss experience for the previous year of 0.29% of owned finance assets.

"1997 was the year that confirmed the value of Newcourt's unique business model," noted Steven K. Hudson, Newcourt's Chief Executive Officer. "During the year, Newcourt established firm footing on the global stage with expanded origination and processing capabilities and greater utilization of international financial markets. It was also the year we refined our successful vendor-based origination model to maximize the services we bring to our vendors through value-added, long-term joint ventures. The relationship we developed with global computer manufacturer Dell Computer Corporation last April demonstrates our ability to deliver customized solutions to meet the needs of these clients."

"Our fourth quarter agreement to acquire AT&T Capital is a key component in our global growth strategy," Hudson continued. "Thanks to outstanding technological capabilities and the global platform from which we are now serving our North American-based customers, we anticipate increasing our new business volumes by up to 40% to $25 billion (US$17 billion) in 1998. Continued earnings growth will be achieved in 1998 by meeting these origination targets and capturing significant cost savings through the early integration of our combined operations."

Newcourt is making swift progress on its integration plan. Paul Currie, as head of a six-person senior management team, is leading a group of 60 employees on 12 task forces to review operations and implement changes. Projects that will consolidate and rationalize the world-wide origination and operations platforms are well under way. Immediate cost savings measures have been enacted, including the cessation of discretionary expenditures and a freeze on hiring. Full integration is expected to be completed within the next eighteen months.
- more -

The combination of Newcourt Credit Group and AT&T Capital creates one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of $31.2 billion (US$21.8 billion) and a global distribution capability in 24 countries.


Financial Highlights
                          	        Three Months Ended	     Twelve Months Ended
(C$, millions, except share data)     	December 31             December 31

                                  	1997	        1996	      1997          1996

Total asset finance income	          126.2	       56.5       318.4	        171.6
Operating income before taxes &
 one time restructuring charges	      43.8 	      22.2 	     119.1 	        64.2
Net income <fn1>	                      3.3	       17.6        36.4          50.7

Earnings per share
	Basic	                               0.02       	0.31 	      0.52 	        0.96
	Fully diluted	                       0.02	       0.31	       0.52	         0.96
Dividends per share	                  0.04	      0.035	        .15         	0.13

Total new asset financings	          2,899	      1,375	      8,912	        5,803

                                                    	As at	As at
                                       December 31, 1997	    December 31, 1996

Total owned and managed assets	        $11.4 billion	        $6.6 billion
Common shares outstanding	              83,070,958           	60,182,688
Subscription rights outstanding	        38,500,000                     0


<fn1>Inclusive of total one-time restructuring charges
</fn1>